U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                 SEC File Number:  333-53737
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                                                    CUSIP Number: 58117F 10 4
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(Check One):
            [ ]Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:              March 31, 2000
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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
PART I - REGISTRANT INFORMATION
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
Full Name of Registrant                                    McHenry Metals Golf Corp.
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Former Name if Applicable

Address of Principal Executive Office (Street and Number)  1945 Camino Vida Roble, Suite J
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City, State and Zip Code                                   Carlsbad, California  92008
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
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PART II - RULES 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25 (b), the following should be completed. (Check box if appropriate)

     [X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b)The subject annual report, semi-annual report; transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c)The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has used its best efforts to complete the required information in a timely basis, however due to financial constraints, the Company has not had sufficient staffing to complete the information required for the annual audit and the Form 10-KSB on a timely basis. The Company has provided its auditors with the information they have requested and is now in the process of preparing its annual report. The Company believes that the audit will be completed and the annual report will be ready for filing within the fifteen day extension period permitted by Rule 12b-25.

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PART IV - OTHER INFORMATION
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
(1)      Name and telephone number of person to contact in regard to this notification

         Bradley J. Wilhite                         (760)               929-0015 x105
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                 (Name)                          (Area Code)         (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15 (d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If answer is no,
identify report (s).                                             [X] Yes [ ] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of
portion thereof?                                                 [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 1998, the Company incurred a net loss of $10.8 million on net revenues of $3.3 million. Due to the Company's efforts to control expenses, the Company anticipates reporting a net loss of approximately $5.0 million on approximately $3.6 million in net revenues for the year ended December 31, 1999.

                           McHenry Metals Golf Corp.
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                 (name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 05/05/2000                   By:   /s/ Bradley J. Wilhite
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                                          Bradley J. Wilhite, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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